FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPH 1 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS announces finalizing a supply agreement with a major European manufacturer in the aircraft industry valued at approximately $ 1.5 million, for supply over 2 years.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: April 16, 2008

BOS announces finalizing a supply agreement with a major European manufacturer in the aircraft industry valued at approximately $ 1.5 million, for supply over 2 years.

RISHON LEZION, Israel, April 16, 2008 (BUSINESSWIRE) B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain solutions, announced today that its U.S. subsidiary, Summit Radio Corp. doing business as Summit Aviation Supply (“Summit”), finalized an agreement with a major European manufacturer in the aircraft industry for the supply of electronic components as part of BOS’ supply chain solutions. The total expected value of this agreement amounts to approximately $ 1.5 million for the years 2008-2009.

Shmuel Koren, BOS President and CEO commented:

“We are very pleased with this agreement that demonstrates our success in the avionic and aerospace industry. We consider the manufacturers in the avionic and aerospace industry as potential customers also for our Mobile and RFID solutions.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that combine:

(a)	Software Applications – RFID Server, system management application and data collection tools with seamless interface to business application, and

(b)	Mobile Infrastructure – Automatic identification and data collection equipment based on RFID and barcode technology; and

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, aerospace and networks.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

About Summit

Summit, a New Jersey private company, with over 50 years of operations, is a supply chain solutions provider of electronic components to major international aviation and aerospace industries.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.